Condensed consolidated interim financial statements of
Li-Cycle Holdings Corp.
Three and six months ended April 30, 2022 and 2021
(unaudited)

Condensed consolidated interim statements of financial position	2
Condensed consolidated interim statements of comprehensive income and (loss)	3
Condensed consolidated interim statements of changes in equity	4
Condensed consolidated interim statements of cash flows	5
Notes to the Condensed consolidated interim financial statements	6

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of financial position
As at April 30, 2022 and October 31, 2021
(Unaudited - expressed in U.S. dollars)

		April 30, 2022	October 31, 2021
	Notes	$	$

Assets
Current assets
Cash and cash equivalents		509,315,733	596,858,298
Accounts receivable	3	11,501,265	4,072,701
Other receivables	3	1,564,430	973,145
Prepayments and deposits	4	38,205,456	8,646,998
Inventory	5	3,370,209	1,197,807
		563,957,093	611,748,949

Non-current assets
Plant and equipment	6	70,402,519	26,389,463
Right-of-use assets	7	32,396,195	27,009,760
		102,798,714	53,399,223

		666,755,807	665,148,172

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	45,158,491	18,701,116
Lease liabilities	10	4,858,940	2,868,795
Loans payable		7,475	7,752
		50,024,906	21,577,663

Non-current liabilities
Lease liabilities	10	30,118,752	26,496,074
Loans payable		27,812	31,996
Convertible debt	11	88,526,371	100,877,838
Warrants	12	—	82,109,334
Restoration provisions		433,280	334,233
		119,106,215	209,849,475

		169,131,121	231,427,138

Shareholders' equity
Share capital	13	718,258,295	672,079,154
Contributed surplus		12,524,967	3,026,721
Accumulated deficit		(233,168,290)	(241,088,229)
Accumulated other comprehensive loss		(296,612)	(296,612)
Equity attributable to the Shareholders of Li-Cycle Holdings Corp.		497,318,360	433,721,034
Non-controlling interest	15	306,326	—
Total equity		497,624,686	433,721,034
		666,755,807	665,148,172

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of comprehensive income and (loss)
Three and six months ended April 30, 2022 and 2021
(Unaudited - expressed in U.S. dollars)
		Three months ended April 30,		Six Months Ended April 30,
		2022	2021	2022	2021
	Notes	$	$	$	$

Revenue
Product sales	14	8,291,122	176,102	11,913,569	1,088,968
Recycling services		362,101	81,282	577,624	185,656
		8,653,223	257,384	12,491,193	1,274,624

Expenses
Employee salaries and benefits		11,328,894	2,547,281	19,107,554	4,245,480
Professional fees		3,559,716	567,918	6,433,755	3,002,052
Share-based compensation	13	4,477,355	263,214	9,676,164	1,009,385
Raw materials and supplies		1,816,599	480,255	3,230,441	894,357
Office, administrative and travel		3,148,739	317,644	5,993,279	621,885
Depreciation	6, 7	1,986,776	605,621	3,820,851	1,132,999
Research and development		528,080	824,836	869,866	1,352,031
Freight and shipping		587,484	141,447	797,845	432,497
Plant facilities		983,968	234,202	1,421,038	448,336
Marketing		747,630	163,135	1,196,575	304,790
Change in finished goods inventory		812,421	(567,261)	987	(644,893)
		29,977,662	5,578,292	52,548,355	12,798,919

Loss from operations		(21,324,439)	(5,320,908)	(40,057,162)	(11,524,295)

Other (income) expense
Fair value (gain) loss on financial instruments	11, 12	(2,861,556)	1,924,346	(53,733,121)	1,924,346
Interest expense		2,451,285	244,645	6,192,527	495,334
Foreign exchange (gain) loss		140,296	358,748	128,843	750,712
Interest income		(409,089)	(505)	(546,676)	(1,222)
		(679,064)	2,527,234	(47,958,427)	3,169,170

Net profit (loss) before taxes		(20,645,375)	(7,848,142)	7,901,265	(14,693,465)

Income tax		5,000	—	5,000	—

Net profit (loss) and comprehensive income (loss)		(20,650,375)	(7,848,142)	7,896,265	(14,693,465)

Net profit (loss) attributable to
Shareholders of Li-Cycle Holdings Corp.		(20,626,701)	(7,848,142)	7,919,939	(14,693,465)
Non-controlling interest		(23,674)	—	(23,674)	—
Net profit (loss) and comprehensive income (loss)		(20,650,375)	(7,848,142)	7,896,265	(14,693,465)

Earnings (loss) per common share - basic	18	(0.12)	(0.08)	0.05	(0.16)
Earnings (loss) per common share - diluted	18	(0.12)	(0.08)	0.05	(0.16)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of changes in equity
For the six months ended April 30, 2022 and 2021
(Unaudited - expressed in U.S. dollars)
		Number of common shares	Share capital	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income (loss)	Equity attributable to the Shareholders of Li-Cycle Holdings Corp.	Non-controlling interest	Total
	Notes		$	$	$	$	$	$	$
Balance, October 31, 2021		163,179,655	672,079,154	3,026,721	(241,088,229)	(296,612)	433,721,034	—	433,721,034
Stock option expense	13	—	—	4,136,896	—	—	4,136,896	—	4,136,896
Shares issued for cash	13	—		—	—	—	—	—	—
Exercise of stock options	13	188,745	177,918	(177,918)	—	—	—	—	—
Exercise of warrants	13	5,712,222	46,001,223	—	—	—	46,001,223	—	46,001,223
Restricted Share Units expense	13	—	—	5,539,268	—	—	5,539,268	—	5,539,268
Non-controlling interest in subsidiary	15	—	—	—	—	—	—	330,000	330,000
Comprehensive income		—	—	—	7,919,939	—	7,919,939	(23,674)	7,896,265
Balance, April 30, 2022		169,080,622	718,258,295	12,524,967	(233,168,290)	(296,612)	497,318,360	306,326	497,624,686

Balance, October 31, 2020		83,361,291	15,441,600	824,683	(14,528,941)	(296,612)	1,440,730	—	1,440,730
Series C Class A shares issued for cash	13	11,220,218	21,620,000	—	—	—	21,620,000	—	21,620,000
Shares issued for non-cash costs	13	478,920	455,055	(455,055)	—	—	—	—	—
Exercise of stock options	13	—	—	—	—	—	—	—	—
Restricted Share Units settled in shares	13	—	—	—	—	—	—	—	—
Public shares issued for cash	13	—	—	—	—	—	—	—	—
Exercise of warrants	12	—	—	—			—	—	—
Stock option expense	13	—	—	404,443	—	—	404,443	—	404,443
Restricted Share Units expense	13	—	—	—	—	—	—	—	—
Non-controlling interest in subsidiary	15	—	—	—	—	—	—	—	—
Comprehensive loss		—	—	—	(14,693,465)	—	(14,693,465)	—	(14,693,465)
Balance, April 30, 2021		95,060,429	37,516,655	774,071	(29,222,406)	(296,612)	8,771,708	—	8,771,708

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.
Condensed consolidated interim statements of cash flows
Three and six months ended April 30, 2022 and 2021
(Unaudited - expressed in U.S. dollars)
		Three months ended April 30,		Six months ended April 30,
		2022	2021	2022	2021
	Notes	$	$	$	$

Operating activities
Net profit (loss) for the period		(20,650,375)	(7,848,142)	7,896,265	(14,693,465)
Items not affecting cash
Share-based compensation	13	4,477,355	263,214	9,676,164	1,009,385
Depreciation	6, 7	1,986,776	605,621	3,820,851	1,132,999
Amortization of government grants		—	(51,977)	—	(66,039)
Loss on disposal of assets		—	—	—	13,399
Foreign exchange (gain) loss on translation		(95,694)	341,977	(457,908)	661,757
Fair value (gain) loss on financial instruments	11, 12	(2,861,556)	1,924,346	(53,733,121)	1,924,346
Interest and accretion on convertible debt	11	1,942,755	—	5,208,363	—
		(15,200,739)	(4,764,961)	(27,589,386)	(10,017,618)
Changes in non-cash working capital items
Accounts receivable		(5,685,871)	(5,797)	(7,428,564)	(842,345)
Other receivables		(853,606)	174,968	(591,285)	(19,031)
Prepayments and deposits		299,464	(4,235,085)	2,370,660	(4,450,774)
Inventory		(489,162)	(646,079)	(2,172,402)	(603,696)
Accounts payable and accrued liabilities		4,729,463	3,782,666	(3,224,360)	3,311,236
		(17,200,451)	(5,694,288)	(38,635,337)	(12,622,228)

Investing activity
Purchases of plant and equipment	6	(6,072,361)	(2,482,161)	(15,482,102)	(5,098,250)
Prepaid equipment deposits	4	(6,844,282)	(369,839)	(19,845,963)	(369,839)
Prepaid construction charges	4	(12,078,697)	—	(12,078,697)	—
Proceeds from disposal of plant and equipment		—	—	—	16,866
		(24,995,340)	(2,852,000)	(47,406,762)	(5,451,223)

Financing activities
Proceeds from private share issuance, net of share issue costs	13	—	—	—	21,620,000
Proceeds from exercise of warrants	12	—	—	65,180	—
Proceeds from loans payable		—	1,588,020	—	3,091,220
Proceeds from government grants		—	51,977	—	66,039
Capital contribution from the holders of non-controlling interest	15	330,000	—	330,000	—
Repayment of lease liabilities		(1,059,229)	(167,429)	(1,892,563)	(326,722)
Repayment of loans payable		(1,548)	(413,748)	(3,083)	(714,741)
		(730,777)	1,058,820	(1,500,466)	23,735,796

Net change in cash and cash equivalents		(42,926,568)	(7,487,468)	(87,542,565)	5,662,345
Cash and cash equivalents, beginning of period		552,242,301	13,813,370	596,858,298	663,557
Cash and cash equivalents, end of period		509,315,733	6,325,902	509,315,733	6,325,902

Non-cash investing activities
Purchase of plant and equipment in payables and accruals		23,579,072	1,775,352	29,681,735	2,632,909
Non-cash financing activities
Equity issued for non-cash costs		—	—	—	455,055

Interest paid		508,530	244,645	984,164	495,334

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

1.Nature of operations
Nature of Operations
Li-Cycle Holdings Corp. and its subsidiaries, collectively ("Li-Cycle" or the "Company") started their business as Li-Cycle Corp. Li-Cycle Corp. was incorporated in Ontario, Canada under the Business Corporations Act (Ontario) on November 18, 2016.

Li-Cycle’s core business model is to build, own and operate recycling plants tailored to regional needs. Li-Cycle’s Spoke & Hub Technologies™ provide an environmentally friendly resource recovery solution that addresses the growing global lithium-ion battery recycling challenges, supporting the global transition toward electrification.

On March 28, 2019, Li-Cycle Corp. incorporated a wholly owned subsidiary, Li-Cycle Inc., under the General Corporation Law of the State of Delaware. This subsidiary operates the Company’s U.S. Spoke facilities.

On September 2, 2020, Li-Cycle Corp. incorporated a wholly owned subsidiary, Li-Cycle North America Hub, Inc., under the General Corporation Law of the State of Delaware. This subsidiary is developing the Company’s first commercial Hub, in Rochester, New York.

On August 10, 2021, in accordance with the plan of arrangement to reorganize Li-Cycle Corp., the Company finalized a business combination (the "Business Combination") with Peridot Acquisition Corp., and the combined company was renamed Li-Cycle Holdings Corp. On closing, the common shares of Li-Cycle Holdings Corp. were listed on the New York Stock Exchange and commenced trading under the symbol “LICY”.
2.    Significant accounting policies
(a)Statement of compliance
These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) under International Accounting Standard (IAS) 34 – Interim Financial Reporting. Except as described below, these financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in the Company’s consolidated financial statements for the year ended October 31, 2021. These financial statements do not include all the notes required in annual financial statements.
These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on June 13, 2022.
(b)Basis of consolidation
These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. The Company’s eleven subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. The subsidiaries are included in the condensed consolidated interim financial results of the Company from the effective date of incorporation up to the effective date of disposition or loss of control. The Company’s principal subsidiaries and their geographic location as at April 30, 2022 are set forth in the table below:

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

Company	Location	Ownership interest
Li-Cycle Corp.	Ontario, Canada	100%
Li-Cycle Americas Corp.	Ontario, Canada	100%
Li-Cycle U.S. Holdings Inc.	Delaware, U.S.	100%
Li-Cycle Inc.	Delaware, U.S.	100%
Li-Cycle North America Hub, Inc.	Delaware, U.S.	100%
Li-Cycle Europe AG	Switzerland	100%
Li-Cycle APAC PTE. LTD.	Singapore	100%
Li-Cycle Germany GmbH	Germany	100%
Li-Cycle Norway AS	Norway	67%
Intercompany transactions, balances and unrealized gains/losses on transactions between the Company and its subsidiaries are eliminated.
(c)Basis of preparation
These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Company's functional currency.
(d)New and revised IFRS Standards issued but not yet effective
At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Standards that have been issued but are not yet effective.

Amendments to IFRS 3	Reference to the Conceptual Framework
IFRS 17 (including the June 2020 amendments to IFRS 17)	Insurance Contracts
Annual Improvements to IFRS Standards 2018-2020	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases, and IAS 41 Agriculture
Amendments to IAS 1	Disclosure of Accounting Policies
Amendments to IAS 1	Classifying liabilities as current or non-current
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Amendments to IAS 16	Property, Plant and Equipment—Proceeds before Intended Use
Amendments to IAS 37	Onerous Contracts—Cost of Fulfilling a Contract
The adoption of the IFRS Standards listed above are not expected to have a material impact on the financial statements of the Company in future periods, except as noted below.
Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements—Disclosure of Accounting Policies
The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.
The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)
and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.
The International Accounting Standards Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.
The amendments to IAS 1 are effective for annual periods beginning on or after 1 January 2023, with earlier application permitted and are applied prospectively. The Company is assessing the potential impact of these amendments.
(e)Newly adopted IFRS Standards
Interest Rate Benchmark Reform - Phase 2 The IASB has published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) with amendments that address issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments are effective for annual reporting periods beginning on or after January 1, 2021. The Company has assessed the revised impact of the amendments and concluded that they have no impact on the condensed consolidated interim financial statements.
(f)Comparative figures
Certain of the comparative figure have been reclassified to conform to the financial statement presentation adopted in the current year.
(g)Non-controlling interest
Non-controlling interest is defined as equity in a subsidiary not attributable, directly or indirectly, to a parent where a parent controls one or more entities.
Changes in the Company’s ownership interest in a subsidiary that do not result in the loss of control of the subsidiary are accounted for as equity transactions.
Non-controlling interest will be subsequently measured through profit/loss and will be attributed based on ownership interest and distributions/dividends to the non-controlling interest.
3. Accounts receivable

	April 30, 2022	October 31, 2021
	$	$
Trade Receivables	11,501,265	4,072,701
Total accounts receivable	11,501,265	4,072,701

Sales Taxes receivable	1,392,789	379,814
Other	171,641	593,331
Total other receivables	1,564,430	973,145

For product sales, the Company estimates the amount of consideration to which it expects to be entitled under provisional pricing arrangements. For the three and six months ended April 30, 2022, the fair value gain arising from changes in estimates was $3,971,482 and $5,709,952, respectively (three and six months ended April 30, 2021: $(107,535) and $167,969) included in the respective accounts receivable balance.

For the three and six months ended April 30, 2022, the Company has assessed an allowance for credit loss of $3,506 for service-related receivables based on its past experience, the credit ratings of its existing customers and economic trends (at October 31, 2021: $nil).

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)
The Company's revenue and accounts receivable primarily come from two key customers as shown in the table below. The Company's remaining customers do not make up significant percentages of these balances.

	Three months ended		Six months ended
	2022	2021	2022	2021
	%	%	%	%
Revenue
Customer A	10.0%	65.0%	16.0%	85.0%
Customer B	83.0%	0.0%	74.0%	0.0%

	April 30, 2022	October 31, 2021
Accounts Receivable	$	$
Customer A	7.4%	94.0%
Customer B	79.1%	0.0%

4.    Prepayments and deposits

	April 30, 2022	October 31, 2021
	$	$
Prepaid lease deposits	1,406,347	886,951
Prepaid equipment deposits	19,845,963	3,231,836
Prepaid insurance	995,027	3,839,880
Prepaid construction charges	12,078,697	—
Other prepaids	3,879,422	688,331
	38,205,456	8,646,998
Other prepaids consist principally of parts and consumables, deposits, subscriptions, and environmental financial assurance.
5.    Inventory

	April 30, 2022	October 31, 2021
	$	$

Raw material	2,983,005	850,416
Finished goods	387,204	347,391
	3,370,209	1,197,807

The cost of inventories recognized as an expense during the three and six months ended April 30, 2022 was $4,545,610 and $6,991,992, respectively (three and six months ended April 30, 2021:$1,309,159 and $2,490,731).

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)
The cost of inventories recognized as an expense during the three and six months ended April 30, 2022 includes a write down of $26,775 and $401,797, respectively, for finished goods and a write down of $113,395 and $398,890, respectively, for raw materials (three and six months ended April 30, 2021: write down of $697,811 and $1,065,233 for finished goods and write down of $0 and $53,757 for raw materials) in respect of adjustments of inventory to net realizable value. Net realizable value of inventory is calculated as the estimated consideration under provisional pricing arrangements less the estimated cost of completion and the estimated costs necessary to make the sale.

6.    Plant and equipment

	Assets under construction	Plant equipment	Computer software and equipment	Storage containers	Vehicles	Leasehold improvements	Total
	$	$	$	$	$	$	$
Cost
At October 31, 2021	15,638,165	6,275,419	196,273	67,619	179,298	6,219,456	28,576,230
Additions	43,648,651	12,622	162,311	—	62,000	1,278,253	45,163,837
Transfers from Assets under construction	(2,013,803)	1,668,065	309,555	25,733	—	10,450	—
At April 30, 2022	57,273,013	7,956,106	668,139	93,352	241,298	7,508,159	73,740,067
Accumulated depreciation
At October 31, 2021	—	(1,549,700)	(8,645)	(14,172)	(49,314)	(564,936)	(2,186,767)
Depreciation	—	(741,003)	(71,386)	(4,454)	(23,332)	(310,606)	(1,150,781)
At April 30, 2022	—	(2,290,703)	(80,031)	(18,626)	(72,646)	(875,542)	(3,337,548)
Carrying amounts							—
At October 31, 2021	15,638,165	4,725,719	187,628	53,447	129,984	5,654,520	26,389,463
At April 30, 2022	57,273,013	5,665,403	588,108	74,726	168,652	6,632,617	70,402,519

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)
7.    Right-of-use assets

	Premises	Equipment	Total
Cost	$	$	$
At October 31, 2021	28,821,956	133,769	28,955,725
Additions	7,951,830	117,517	8,069,347
Modifications	(196,578)	(25,125)	(221,703)
At April 30, 2022	36,577,208	226,161	36,803,369

Accumulated depreciation
At October 31, 2021	(1,894,179)	(51,786)	(1,945,965)
Depreciation	(2,648,983)	(21,087)	(2,670,070)
Disposals	208,861	—	208,861
At April 30, 2022	(4,334,301)	(72,873)	(4,407,174)

Carrying amounts
At October 31, 2021	26,927,777	81,983	27,009,760
At April 30, 2022	32,242,907	153,288	32,396,195

The weighted average lease term is four years.
8.    Related party transactions
Remuneration of key management personnel including directors
The remuneration of the executive officers and directors, who are the key management personnel of the Company, during the six months ended April 30, 2022 and 2021 are as follows:

	April 30, 2022	April 30, 2021
	$	$
Salaries	1,783,342	539,009
Share-based compensation	8,030,239	605,957
Fees and benefits	1,599,261	339,846
	11,412,842	1,484,812

During the three and six months ended April 30, 2022, the Company paid directors for providing director services and consulting services. Total amounts paid to directors in respect of these activities in the period was $95,379 and $172,879, respectively (three and six months ended April 30, 2021: $61,600 and $110,966).
Outstanding balances of remunerations of the executive officers and directors are summarized as follows:

	April 30, 2022	October 31, 2021
	$	$

Accounts payable and accrued liabilities	1,430,161	771,255
Outstanding balances	1,430,161	771,255

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

Related-Party Lease
From January 1, 2019 to December 31, 2021, the Company leased certain office space from Ashlin BPG Marketing, which is controlled by certain members of the immediate family of the Company’s President and Chief Executive Officer. Under the terms of the lease, the Company was required to pay Cdn. $4,500 per month plus applicable taxes, subject to 60 days’ notice of termination. Li-Cycle terminated the lease, effective December 31, 2021. During the three and six months ended April 30, 2022, the Company incurred expenses of $nil and $6,358 in relation to this vendor, compared to $11,155 and $17,353 for the three and six months ended April 30, 2021, respectively.

Related-Party Expenses
The Company has engaged Fade In Production Pty. Ltd., which is controlled by certain members of the immediate family of the Executive Chair of Li-Cycle, to provide it with corporate video production services since 2017. During the three and six months ended April 30, 2022, the Company incurred expenses of $105,372 and $107,472 in relation to this vendor, compared to $69,347 and $97,005 for the three and six months ended April 30, 2021, respectively.

The Company has engaged Ashlin BPG Marketing, a related party as described above, to provide it with Li-Cycle branded promotional products for both customers and employees since April 1, 2020. During the three and six months ended April 30, 2022, the Company incurred expenses of $11,486 and $45,265 attributable to this vendor, compared to $4,415 and $23,688 for the three and six months ended April 30, 2021, respectively.

The Company has engaged Consulero Inc., which is controlled by certain members of the immediate family of the Company's President and Chief Executive Officer, to provide it with technology services in relation to the Company's inventory management system since September 1, 2020. During the three and six months ended April 30, 2022, the Company incurred expenses of $25,252 and $47,355 attributable to this vendor, compared to $22,153 and $58,279 for the three and six months ended April 30, 2021, respectively.

Consulting Agreements
On May 1, 2020, Li-Cycle entered into a consulting agreement with Atria Limited (“Atria”), an entity which beneficially owned more than 5% of the outstanding Li-Cycle Corp. common shares at that time, to agree upon and finalize the consideration for certain business development and marketing consulting services that were previously performed on behalf of Li-Cycle from 2018 through April 2020. The fees for such services were agreed at 12,000 common shares of Li-Cycle Corp., payable in installments of 1,000 shares per month. On January 25, 2021, Li-Cycle issued all of the 12,000 shares to Atria as full and final satisfaction of all obligations of Li-Cycle to Atria under the consulting agreement. Atria also directed the issuance of such shares as follows: 8,000 Shares to Atria; 2,000 Shares to Pella Ventures (an affiliated company of Atria); and 2,000 Shares to a director of Li-Cycle Corp. at the time, who is not related to Atria.

Director Consulting Agreements
Under the terms of an agreement dated July 19, 2019 between Li-Cycle and Anthony Tse, Mr. Tse provided consulting services to Li-Cycle in relation to the proposed expansion of its operations in Asia and was entitled to a fee of $4,700 per month for such services. During the three and six months ended April 30, 2022, Mr. Tse was paid aggregate fees under this agreement of nil and $14,100, compared to $14,100 and $28,200 for the three and six months ended April 30, 2021. The consulting agreement was terminated on January 19, 2022.
9.    Accounts payable and accrued liabilities

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

	April 30, 2022	October 31, 2021
	$	$
Trade payables	20,979,006	9,447,394
Accrued fixed Assets	15,050,873	2,074,681
Accrued expenses	4,827,190	4,378,073
Accrued compensation	4,301,422	2,800,968
	45,158,491	18,701,116
10.    Lease liabilities
The Company has the following lease liabilities as of April 30, 2022.

Maturity analysis	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Undiscounted	$	$	$	$	$	$	$
Premises	6,746,030	5,411,060	4,600,714	4,378,830	4,157,619	21,426,607	46,720,860
Equipment	61,153	58,152	43,149	28,312	14,103	3,134	208,003
Total	6,807,183	5,469,212	4,643,863	4,407,142	4,171,722	21,429,741	46,928,863

Lease liabilities	Current	Non-Current	Total
Discounted	$	$	$
Premises	4,812,935	29,996,185	34,809,120
Equipment	46,005	122,567	168,572
Total	4,858,940	30,118,752	34,977,692

The Company has the following lease liabilities as of October 31, 2021.

Maturity analysis	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Undiscounted	$	$	$	$	$	$	$
Premises	4,468,877	4,590,357	3,741,940	3,332,312	3,290,786	16,302,071	35,726,343
Equipment	48,898	44,044	44,044	42,384	21,022	7,835	208,227
Total	4,517,775	4,634,401	3,785,984	3,374,696	3,311,808	16,309,906	35,934,570

Lease liabilities	Current	Non-Current	Total
Discounted	$	$	$
Premises	2,836,348	26,366,448	29,202,796
Equipment	32,447	129,626	162,073
Total	2,868,795	26,496,074	29,364,869

In the three and six months ended April 30, 2022, the Company recognized an interest expense of $458,907 and $897,433 related to lease liabilities, respectively (three and six months ended April 30, 2021: $62,205 and $125,006).

The Company’s lease obligations include leases for plant operations, storage facilities, and office space for employees. In the six months ended April 30, 2022, the Company has added 4 new premises leases and modified 2 leases.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)
11.    Convertible Debt

	April 30, 2022	October 31, 2021
	$	$
Principal of convertible note at beginning of period	100,000,000	—
Issuance of convertible notes	1,827,778	100,000,000
Principal of convertible note at end of period	101,827,778	100,000,000

Conversion feature at beginning of period	29,028,938	—
Conversion feature issued	—	27,681,043
Fair value (gain) loss on embedded derivative	(17,559,830)	1,347,895
Conversion feature at end of period	11,469,108	29,028,938

Debt component at beginning of period	71,848,900	—
Debt component issued	1,827,778	72,318,957
Transaction costs	—	(1,599,737)
Accrued interest paid in kind	(1,827,778)	—
Accrued interest expense	5,208,363	1,129,680
Debt component at end of period	77,057,263	71,848,900
Total Convertible Debt at end of period	88,526,371	100,877,838
On September 29, 2021, the Company entered into a Note Purchase Agreement (the “KSP Note Purchase Agreement”) with Spring Creek Capital, LLC (an affiliate of Koch Strategic Platforms, being a subsidiary of Koch Investments Group) and issued a convertible note (the “KSP Note”) for a principal amount of $100 million to Spring Creek Capital, LLC. The KSP Note will mature on September 29, 2026 unless earlier repurchased, redeemed or converted. Interest on the KSP Note is payable semi-annually, and Li-Cycle is permitted to pay interest on the KSP Note in cash or by payment in-kind (“PIK”), at its election. Interest payments made in cash are based on an interest rate of LIBOR plus 5.0% per year, and PIK interest payments were based on an interest rate of LIBOR plus 6.0% per year. Under the terms of the KSP Note, LIBOR has a floor of 1% and a cap of 2%. Once the LIBOR interest rate is no longer published, the interest rate will instead be based on the sum of the Secured Overnight Financing Rate ("SOFR") and the average spread between the SOFR and LIBOR during the three-month period ending on the date on which LIBOR ceases to be published. The PIK election results in a new note under the same terms as the original KSP Note, issued in lieu of interest payments with an issuance date on the applicable interest date.

On the first interest payment date of December 31, 2021, the Company elected to pay the accrued interest in kind by issuing a new note (the "PIK Note") for the amount of $1,827,778 under the same terms as the original KSP Note, in lieu of cash payments.

The conversion feature has been recorded as an embedded derivative liability since the conversion ratio does not always result in a conversion of a fixed dollar amount of liability for a fixed number of shares. The KSP Note had an initial conversion price of approximately $13.43 per Li-Cycle common share, subject to customary anti-dilution adjustments, which price was established based on 125% of the 7-day volume-weighted average price of Li-Cycle’s common shares prior to the date of the KSP Note Purchase Agreement. Should the Company’s share price be equal to or greater than $17.46, for a period of twenty consecutive days, the Company can force conversion of the KSP Note. Li-Cycle will settle its conversion obligations through the delivery of its own common shares. As at April 30, 2022, no conversions had taken place.

The fair value of the embedded derivatives upon issuance of the original KSP Note was determined to be a liability of $27,681,043 whereas the remaining $72,318,957, net of transaction costs of $1,599,737, was allocated to the principal portion of the debt. During the

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)
three and six months ended April 30, 2022, the Company recognized a fair value gain of $2,861,556 and fair value gain of $17,559,830 on the embedded derivatives, respectively. The embedded derivatives were valued using the Barrier option pricing model. The assumptions used in the model were as follows:

	September 29, 2021 (issuance date)	October 31, 2021	April 30, 2022
Risk free interest rate	1.06%	1.23%	3.07%
Expected life of options	5 years	4.92 years	4.42 years
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	66%	62%	65%
Share Price	12.56	12.94	6.49
Expected volatility was determined by calculating the average implied volatility of a group of listed entities that are considered similar in nature to the Company.
12.    Warrants
In connection with the completion of the Business Combination on August 10, 2021, the Company assumed obligations under Peridot Acquisition Corp.’s publicly traded warrants to purchase up to 23,000,000 common shares at their fair market value of $2.10 per share for a total acquired liability of $48,299,987.

The total number of warrants was made up of 15,000,000 Public Placement Warrants ("Public Warrants") and 8,000,000 Private Placement Warrants ("Private Warrants"). All of the warrants had a 5-year term, expiring on September 24, 2025. The Public Warrants had an exercise price of $11.50 per share, with a redemption price of $0.10 per warrant if the Company's share price exceeded $10.00, on a cashless basis. If the Company's share price exceeded $18.00 for any 20 trading days within the 30 trading day period ending three trading days before the Company elected to deliver a notice of redemption, the redemption price was $0.01 on a cash basis. The Private Warrants had an exercise price of $11.50 per share, redeemable only at such time that the share price of the Company was between $10.00 and $18.00, at $0.10 per warrant. The Private Warrants were not transferable until 30 days after the close of the Business Combination, which was September 9, 2021.

On December 27, 2021, the Company announced that it would redeem all of its warrants to purchase common shares of the Company that remained outstanding at 5:00 p.m. New York City time on January 26, 2022 (the "Redemption Date") for a redemption price of $0.10 per warrant. Based on the Redemption Fair Market Value that was announced on January 11, 2022, warrant holders who surrendered their warrants on a "Make-Whole Exercise" prior to the Redemption Date received 0.253 common shares of the Company per warrant. As of January 31, 2022, (i) 9,678 warrants were exercised at the exercise price of $11.50 per common share, and (ii) 22,540,651 warrants were surrendered by holders in the Make-Whole Exercise. The remaining 449,665 unexercised warrants were redeemed at $0.10 per warrant.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

	Number of warrants	$
At October 31, 2021	22,999,894	82,109,334

Three months ended January 31, 2022
Cash exercises	9,578	22,370
Cashless exercises	22,540,651	45,868,706
Redemptions	449,665	44,967

Fair Value Gain on Warrants		36,173,291

At January 31, 2022	—	—
At April 30, 2022	—	—

Warrants were re-measured through profit or loss at each period end, using first level inputs. As of January 31, 2022, the warrants are no longer publicly traded.
13.    Share capital and share-based compensation
Authorized share capital
Li-Cycle Corp. is authorized to issue an unlimited number of voting common shares, Class A non-voting common shares, preference shares and Class A preferred shares, in each case without par value. All issued shares are fully paid.

For retrospective presentation, the number of Li-Cycle Corp. common shares and Class A preferred shares on the condensed consolidated interim Statements of Changes in Equity have been scaled by the Business Combination exchange ratio of 1:39.91 for periods prior to the completion of the Business Combination on August 10, 2021.

On November 13, 2020, Li-Cycle Corp. completed a Series C private placement with two entities to purchase 281,138 Class A preferred shares at a price of $81.81 per share, for total proceeds of $23,000,000 and incurred transaction fees of $1,380,000.
On January 25, 2021, Li-Cycle Corp. issued 12,000 shares as full and final satisfaction of all obligations under a consulting agreement for services the Company received up to May 2020.
For the three months ended July 31, 2021, employee stock options were exercised for a total of 25,664 common shares of Li-Cycle Corp., at an aggregate exercise price of $169,105.

Li-Cycle Holdings Corp. is authorized to issue an unlimited number of voting common shares without par value. All issued shares are fully paid.

On August 10, 2021, the Company finalized the Business Combination described in Note 1. All outstanding common shares and Class A preferred shares of Li-Cycle Corp., 2,407,535 in total, were exchanged for 96,084,679 common shares of Li-Cycle Holdings Corp. at the exchange ratio of 1:39.91. Li-Cycle Holdings Corp. issued an additional 65,671,374 common shares for net proceeds of $525,329,273. As part of this transaction, all outstanding 9,829 Restricted Share Units of Li-Cycle Corp. were settled by issuance of additional 392,276 common shares of Li-Cycle Holdings Corp. and a cashless exercise of 28,779 stock options of Li-Cycle Corp. resulted in the issuance of an additional 1,031,226 common shares of Li-Cycle Holdings Corp.
For the three months ended October 31, 2021, warrant holders exercised 100 warrants for a total of 100 common shares of Li-Cycle Holdings Corp. at an aggregate exercise price of $1,150.
For the three months ended January 31, 2022, warrant holders exercised 1,982 warrants for a total of 1,982 common shares of Li-Cycle Holdings Corp. at an aggregate exercise price of $22,793.

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)
During the warrant redemption period of December 27, 2021 to January 28, 2022, warrant holders exercised 7,596 warrants for 7,596 common shares of Li-Cycle Holdings Corp. at an aggregate exercise price of $87,354, and 22,540,651 warrants were surrendered by holders in the Make-Whole Exercise resulting in the issuance of 5,702,644 common shares of Li-Cycle Holdings Corp. at an aggregate share capital impact of 45,868,706.

During the three months ended April 30, 2022, 222,505 stock options were exercised on a cashless basis, resulting in the issuance of 188,745 common shares of Li-Cycle Holdings Corp.
Long-term incentive plans
Stock options
For stock options issued under the Company's 2021 Long Term-Incentive Plan ("2021 LTIP"), each of the Company's stock options converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. The vesting period is one-third on the first-year anniversary of the grant of the option, and one-third every consecutive year thereafter. If an options remains unexercised after a period of 10 years from the date of grant, the option expires. Options are forfeited if the recipient terminates their contract with the Company before the options vest.

A summary of stock option activities is as follows:

	Number of Li-Cycle Holdings Corp. stock options	Weighted average exercise price of Li-Cycle Holdings Corp. stock options
		$
Balance – October 31, 2021	5,296,553	2.81
Granted	719,718	7.86
Exercised	(222,505)	1.31
Balance – April 30, 2022	5,793,766	3.50
As at April 30, 2022, 4,331,130 of the outstanding stock options (October 31, 2021: 4,242,707) were exercisable.
A summary of the outstanding stock options is as follows:

	Number of stock options	Exercise price
		$
Expiration dates
September 11, 2022	399,100	0.02
April 10, 2023	798,200	0.02
April 10, 2023	199,231	0.36
April 1, 2024	171,613	0.36
July 17, 2024	865,244	0.36
December 16, 2029	99,775	1.07
April 21, 2030	386,010	1.07
July 19, 2030	251,433	1.07
November 30, 2030	410,587	2.14
February 11, 2031	439,010	2.14
August 10, 2031	1,053,846	10.93
November 22, 2031	31,725	13.20
January 31, 2032	560,377	7.58
March 8, 2032	127,615	7.74
	5,793,766

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)
The Company recognized total expenses of $1,259,205 and $4,136,896 related to stock options during the three and six months ended April 30, 2022, respectively (three and six months ended April 30, 2021: $263,215 and $404,443).

The fair value of the stock options granted during the three and six months ended April 30, 2022 was determined to be $616,362 and $3,528,169, respectively (three and six months ended April 30, 2021: $620,515 and $1,242,844) using the Black-Scholes Merton option pricing model. The assumptions used in the stock option pricing model for the grants during the six months ended April 30, 2022 were as follows:

Risk free interest rate	1.44% - 1.83%
Expected life of options	6 years
Expected dividend yield	0.0%
Expected stock price volatility	65% - 70%
Expected forfeiture rate	0.0%

Expected volatility was determined by calculating the average historical volatility of a group of listed entities that are considered similar in nature to the Company.

Restricted share units
Under the terms of the Company's 2021 LTIP, restricted share units ("RSUs") of Li-Cycle Holdings Corp. have been issued to executives, directors, employees and advisors. The RSU vesting periods ranged from several months to 3 years. The RSUs represent the right to receive common shares from the Company in an amount equal to the fair market value of an common share of Li-Cycle Holdings Corp. at the time of distribution. RSUs issued under the 2021 LTIP are expected to be settled in common shares. RSUs issued under the 2021 LTIP are classified as equity on the condensed consolidated interim statement of financial position.

The Company recognized share-based compensation expense relating to RSUs totaling $3,218,150 and $5,539,268 in the three and six months ended April 30, 2022, respectively (three and six months ended April 30, 2021: nil and $604,943).

A summary of RSU activities is as follows:

	Number of	Weighted average
	Li-Cycle Holdings Corp RSUs	share price on grant date

Balance – October 31, 2021	716,763	$10.93
Granted	1,493,675	$8.56
Forfeited	(14,223)	$8.79
Balance – April 30, 2022	2,196,215	$9.34

As of April 30, 2022, 22,727 of outstanding RSUs had vested. RSUs granted in the three and six months ended April 30, 2022 vest over 1 to 3 years.
14.    Product sales revenue

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	April 30,	April 30,	April 30,	April 30,
	2022	2021	2022	2021
	$	$	$	$
Product revenue recognized in the period	4,319,640	283,637	6,203,617	920,999
Fair value pricing adjustments	3,971,482	(107,535)	5,709,952	167,969
Total product sales	8,291,122	176,102	11,913,569	1,088,968

The Company estimates the amount of consideration to which it expects to be entitled under provisional pricing arrangements. Product sales and the related trade accounts receivables are measured at fair value at initial recognition and are re-estimated at each reporting period end using the market prices of the constituent metals at the respective measurement dates. Changes in fair value are recognized as an adjustment to revenue and the related accounts receivable. The constituent metals that consideration is most sensitive to are Cobalt and Nickel. See note 16 for the impact of movements in the Cobalt and Nickel prices.
15.    Non-Controlling Interest
On January 26, 2022, the Company entered into a joint venture agreement with ECO STOR AS (“ECO STOR”) and Morrow Batteries AS (“Morrow”) to form Li-Cycle Norway AS which will construct a new commercial lithium-ion battery recycling facility in southern Norway. Li-Cycle is the majority owner of Li-Cycle Norway AS with 67% ownership, with ECO STOR and Morrow being minority owners and Nordic-headquartered strategic partners with 31% and 2% ownership, respectively. These holdings allow the shareholders to nominate 2 Directors, 1 Director, and 1 observer respectively with their ownership holdings.

Summarized financial information for Li-Cycle Norway AS is as follows:

April 30, 2022
$
Current assets	1,000,000
Current liabilities	71,739
Net assets	928,261
Net assets attributable to non-controlling interest	306,326

Three and six months ended April 30, 2022
$
Revenue	—
Expenses	71,739
Net loss	(71,739)
Net loss attributable to non-controlling interest	(23,674)

16.    Financial instruments and financial risk factors

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)
Fair values
The Company’s financial instruments consist of cash, accounts receivables, accounts payable and accrued liabilities, loans payable. The carrying amounts of cash, Harmonized Sales Taxes receivable, other receivables, accounts payable and accrued liabilities approximately fair value due to the short-term maturity of these instruments.
Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable:
•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
There were no transfers between the levels during the current or prior year.
The Company’s financial assets measured at fair value on a recurring basis are measured under level 1 of the hierarchy and were calculated as follows:

	Balance	Level 2
	$	$
As at April 30, 2022
Accounts receivable	11,501,265	11,501,265
	11,501,265	11,501,265
As at October 31, 2021
Accounts receivable	4,072,701	4,072,701
	4,072,701	4,072,701
See Note 3 above for additional details related to measurement of accounts receivable.
The Company’s financial liabilities measured at fair value on a recurring basis are measured under level 1 and 2 of the hierarchy and were calculated as follows:

	Balance	Level 1	Level 2
	$	$	$
As at April 30, 2022
Conversion feature of convertible debt (see Note 11)	11,469,108	—	11,469,108
	11,469,108	—	11,469,108
As at October 31, 2021
Conversion feature of convertible debt (see Note 11)	29,028,938	—	29,028,938
Warrants (see Note 12)	82,109,334	53,549,989	28,559,344
	111,138,272	53,549,989	57,588,282
Currency risk
The Company is exposed to currency risk as its cash is mainly denominated in U.S. dollars, but its operations require Canadian dollars and other currencies, in addition to U.S. dollars.

At April 30, 2022, the Company had Canadian dollar denominated cash of approximately Cdn. $4,128,174 and Canadian dollar denominated net liabilities and loans payable of approximately Cdn. $24,778,777. The remaining amounts were denominated in U.S. dollars and immaterial amounts of other currencies. Gains and losses arising upon translation of these amounts into U.S. dollars for inclusion in the condensed consolidated interim financial statements are recorded in other income and expenses as foreign exchange. A 5% strengthening of the

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)
Canadian dollar versus the U.S. dollar, at April 30, 2022, would have increased the foreign exchange loss for the period by approximately $803,993 while a 5% weakening of the Canadian dollar would have had approximately the equal but opposite effect. This analysis assumes that all other variables remain constant.

Interest rate risk
Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company is exposed to interest rate risk, as it has variable interest rate debt that includes an interest rate floor and cap, see Note 11.
Credit, liquidity, and market risks
Credit risks associated with cash are minimal as the Company deposits the majority of its cash with a large Canadian financial institution. The Company’s credit risks associated with receivables are managed and exposure to potential loss is assessed as minimal.
The Company is exposed to commodity price movements for the inventory it holds and the products it produces. Commodity price risk management activities are currently limited to monitoring market prices.
The following table sets out the Company's exposure, as of April 30, 2022, in relation to the impact of movements in the Cobalt and Nickel price for the provisionally invoiced sales volume:

	Cobalt		Nickel
	April 30,	October 31,	April 30,	October 31,
	2022	2021	2022	2021
	$	$	$	$
Metric tonnes subject to fair value pricing adjustments	2,595	1,728	2,595	1,728
10% increase in prices	681,592	303,351	1,024,667	448,266
10 % decrease in prices	(681,592)	(303,351)	(1,024,667)	(448,266)

The Company's revenue and accounts receivable primarily come from two key customers, as further disclosed in Note 3. The Company manages this risk by engaging with reputable multi-national corporations in stable jurisdictions and performing a review of a potential customer's financial health prior to engaging in business.
Management has established an appropriate liquidity risk management framework for the management of the Company’s short-term, medium and long-term funding and liquidity requirements.
Capital risk management
The Company manages its capital to ensure that entities in the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of net debt (borrowings after deducting cash and cash equivalents) and equity of the Company (comprising issued share capital, contributed surplus and accumulated deficit as disclosed in Note 13).

The Company is not subject to any externally imposed capital requirements.
17.     Commitments and contingencies
As of April 30, 2022, there were $176,722,199 in committed purchase orders or agreements for equipment and services (October 31, 2021:$6,858,617).
Legal Proceedings
The Company is and may be subject to various claims and legal proceedings in the ordinary course of its business. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims or legal proceedings. The Company records

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)
provisions for such claims when an outflow of resources is considered probable and a reliable estimate can be made. No such provisions have been recorded by the Company.

U.S. Shareholder Class Action

On April 19, 2022, a putative securities class action lawsuit was filed in the U.S. District Court for the Eastern District of New York against the Company, its CEO, and its former CFO, on behalf of a proposed class of purchasers of the Company’s publicly traded securities during the period from February 16, 2021 through March 23, 2022. The complaint, which is captioned as Barnish v. Li-Cycle Holdings Corp., et al., 1:22-cv-02222 (E.D.N.Y.), asserts claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and alleges that the defendants issued false and misleading statements concerning Li-Cycle’s business, which were revealed when Blue Orca Capital published a short seller report on March 24, 2022. The complaint seeks compensatory damages and an award of costs. The Company believes that the allegations in the proposed claim are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter.
18.    Earnings per share

For comparability, the stated weighted average number of common shares and the number of potential common shares have been scaled by the Business Combination exchange ratio of 1:39.91 for periods prior to the completion of the business combination on August 10, 2021.

	Three months ended April 30,		Six months ended April 30,
	2022	2021	2022	2021
Net profit (loss)	$(20,650,375)	$(7,848,142)	$7,896,265	$(14,693,465)
Weighted average number of common shares	168,971,679	95,060,429	166,365,628	94,254,557
Effect of dilutive securities
Stock options	—	—	3,840,066	—
Restricted share units	—	—	1,493,766	—
Convertible debt	—	—	—	—
Warrants	—	—	1,097	—
Effect of dilutive securities	—	—	5,334,929	—
Dilutive number of shares	168,971,679	95,060,429	171,700,557	94,254,557

Basic earnings (loss) per share	$(0.12)	$(0.08)	$0.05	$(0.16)
Diluted earnings (loss) per share	$(0.12)	$(0.08)	$0.05	$(0.16)

Adjustments for diluted loss per share were not made for the three months ended April 30, 2022 and three and six months ended April 30, 2021 as they would be anti-dilutive in nature. The following table represents instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented:

	April 30,	April 30,
	2022	2021
Stock options	1,085,571	6,415,533
Convertible debt	7,917,948	—
	9,003,519	6,415,533

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)
19.     Segment reporting
The condensed consolidated interim financial data presented in these financial statements is reviewed regularly by the Company’s chief operating decision maker (“CODM”) for making strategic decisions, allocations resources and assessing performance. The Corporation’s CODM is its Chief Executive Officer.
During the three and six months ended April 30, 2022, the Company operated in Canada and the United States. Management has concluded that the customers, and the nature and method of distribution of goods and services delivered, if any, to these geographic regions are similar in nature. The risks and returns across the geographic regions are not dissimilar; therefore, the Company operates as a single operating segment.
The following is a summary of the Company’s geographical information:

	Canada	United States	Total
	$	$	$
Revenues
Six months ended April 30, 2022	3,771,437	8,719,756	12,491,193
Six months ended April 30, 2021	1,205,384	69,240	1,274,624

Non-current assets
Six months ended April 30, 2022	14,894,897	87,903,817	102,798,714
Year ended October 31, 2021	15,476,877	37,922,346	53,399,223

The Company does not currently have active operations in any other geographical regions.
20.    Subsequent events

On May 1, 2022, Spring Creek Capital, LLC assigned the KSP Note and the PIK Note (together, the "2021 Convertible Notes") to an affiliate, Wood River Capital, LLC (“Wood River Capital”) and each of Spring Creek Capital and Wood River Capital signed a joinder agreement under which Wood River Capital agreed to become a party to, to be bound by and to comply with the KSP Note Purchase Agreement and related documents; provided, however, that such assignment did not relieve Spring Creek Capital of its obligations thereunder. This assignment does not change the previously agreed upon terms of the 2021 Convertible Notes.

On May 12, 2022, the Company announced the successful completion of the previously announced $50 million aggregate investment in common shares of the Company by LG Energy Solution, Ltd. (“LGES”) and LG Chem, Ltd. (“LGC”). The Company issued 5,300,352 shares at an average price of $9.43 per common shares to LGES and LGC (being 2,650,176 common shares each). The investment was split into two tranches: (i) an initial tranche of 4,416,960 common shares, in the aggregate, at a price of $10.00 per share (for an aggregate initial tranche subscription price of approximately $44.2 million), and (ii) a second tranche of 883,392 common shares, in the aggregate, at a price of $6.60 per share (for an aggregate second tranche subscription price of approximately $5.8 million).

On May 31, 2022, the Company entered into a Note Purchase Agreement (the “Glencore Note Purchase Agreement”) with Glencore Ltd. (“Glencore”), a subsidiary of Glencore plc (LON: GLEN) and issued a convertible note (the “Glencore Note”) for a principal amount of $200 million to Glencore. The Glencore Note will mature on May 31, 2027 unless earlier repurchased, redeemed or converted. Interest on the Glencore Note is payable semi-annually, and Li-Cycle is permitted to pay interest on the Glencore Note in cash or by payment in-kind (“PIK”), at its election. Interest payments made in cash are based on an interest rate of SOFR for a tenor comparable to the relevant interest payment period plus 0.42826% (the “Floating Rate”) plus 5% per annum if interest is paid in cash and plus 6% per annum if interest is paid in PIK. The Floating Rate has a floor of 1% and a cap of 2%. The obligations of the Company to make any payment on account of the principal of and interest on the Glencore Note are

Li-Cycle Holdings Corp.
Notes to the consolidated financial statements
Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)
subordinate and junior in right of payment and upon liquidation to the Company’s obligations to the holders of all current and future senior indebtedness of the Company.

The principal and accrued interest owing under the Glencore Note may be converted at any time by the holder into the Company’s common shares at a per share price equal to $9.95 (the “Conversion Price”), subject to adjustments. The Company may redeem the Glencore Note at any time by payment of an amount in cash equal to 100% of the outstanding principal amount of the Glencore Note and all accrued interest owing under the Glencore Note. In connection with any optional redemption and provided that the holder of the Glencore Note has not elected to convert the Glencore Note into common shares following receipt of notice of such optional redemption, the Company must issue warrants (the “Warrants”) to the holder of the Glencore Note on the optional redemption date that entitle the holder to acquire, until the maturity date of the Glencore Note, a number of common shares equal to the principal amount of the Glencore Note being redeemed divided by the then applicable Conversion Price. The initial exercise price of the Warrants will be equal to the Conversion Price as of the optional redemption date.